EXHIBIT 99.1

Westport Fuel Systems Announces Agreement to Sell CNG Compressor Business to Snam S.p.A. for 12.5 Million Euro

Revenue Guidance Adjusted to Reflect Sale

VANCOUVER, British Columbia, May 17, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) today announced that it has entered into an agreement to sell its compressed natural gas (“CNG”) compressor business based in Cherasco, Italy to Snam S.p.A. (“Snam”), a leading European gas utility company, for a cash purchase price of 12.5 million Euro, subject to certain customary adjustments and closing conditions. The transaction is expected to close by the end of July. The divestiture is consistent with Westport Fuel Systems strategy to streamline its business and product lines and focus on supplying alternative fuel vehicle components and systems to the transportation industry.

“We are proud to have Snam agreeing to purchase our CNG compressor business given their leadership in the development of natural gas fuelling infrastructure in Italy,” stated Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. “This business will be in good hands as they will be able to grow the CNG fuelling infrastructure further, which will ultimately benefit our core business. This divestiture is also aligned with our strategic review of our product portfolio. Not only does the sale strengthen our balance sheet, but it also enables us to concentrate on our key priorities to grow our core business, delivering innovative, ready-now products that address the market’s need for alternative fuel solutions.”

CoveView Advisors LLC acted as financial advisor and Latham & Watkins (Italy) acted as legal advisor for Westport Fuel Systems on the transaction.

As a consequence of the divestiture, the results from the CNG compressor business will be reclassified to discontinued operations in future external reporting for the full year. Therefore, the company is revising its consolidated revenue guidance from continuing operations to a range of $235 million to $255 million for the full year 2018.

About Snam S.p.A.

Snam is Europe’s leading gas utility. Founded in 1941 as “Società Nazionale Metanodotti”, it has been building and managing sustainable and technologically advanced infrastructure guaranteeing energy security for over 75 years. Snam operates in Italy and, through subsidiaries, Austria (TAG and GCA), France (Teréga) and the United Kingdom (Interconnector UK). It is one of the main shareholders of TAP (Trans Adriatic Pipeline) and is the company most involved in projects for the creation of the Energy Union. First in Europe by transport network size (over 32,500 km in Italy, about 40,000 with international subsidiaries) and natural gas storage capacity (16.7 billion cubic meters in Italy, about 20 billion with international subsidiaries), Snam manages the first liquefied natural gas (LNG) plant built in Italy and is a shareholder of the country’s main terminal. Snam’s business model is based on sustainable growth, transparency, nurturing talent, and development of local areas by dialoguing with communities. It fosters sustainable mobility, expands into energy efficiency, and invests in biomethane and innovative technologies to increase the use of renewable gas, a key resource of the green economy. www.snam.it

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the timing of the closing of the referenced compressor business sale. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to the timing for and Westport Fuel Systems ability to complete the required closing conditions for the referenced transaction, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com